COLLETTE ERICKSON
FARMER & O’NEILL LLP
ATTORNEYS AT LAW
235 PINE STREET, SUITE 1300
SAN FRANCISCO, CALIFORNIA 94104-2733
TELEPHONE (415) 788-4646  ·  FAX (415) 788-6929  ·  WWW.COLLETTE.COM

October 8, 2010

VIA EDGAR AND OVERNIGHT COURIER
Peggy Kim, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	CoSine Communications, Inc. Schedule 13E-3 filed September 3, 2010 (File No. 5-60229) Schedule 14A filed September 3, 2010 (File No. 0-30715)

Dear Ms. Kim:

On behalf of CoSine Communications, Inc. (the “Company”), we are transmitting for filing one copy of the Company’s revised Preliminary Proxy Statement on Schedule 14A (as revised, the “Revised Proxy Statement”), marked to show changes from the Proxy Statement filed with the Securities and Exchange Commission (the “Commission”) on September 3, 2010. The Company is contemporaneously filing Amendment No. 1 to its Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on September 3, 2010 (as amended, the “Amended Schedule 13E-3”).

The Revised Proxy Statement is being filed in response to comments received from the staff of the Division of Corporation Finance’s Office of Mergers and Acquisitions (the “Staff”) by letter dated September 30, 2010, with respect to the Proxy Statement and the Schedule 13E-3 (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Revised Proxy Statement and the Amended Schedule 13E-3.

Peggy Kim, Esq.
October 8, 2010

Schedule 13E-3

General

1.
Please advise us as to what consideration was given to whether Mr. Jack Howard, Mr. Terry Gibson, Steel Partners Holdings, L.P. and Steel Partners II, L.P. are affiliates engaged in the going private transaction and, accordingly, should be included as filing persons on the Schedule 13E-3. We note that they collectively own 50% of the outstanding shares of common stock, both Messrs. Howard and Gibson are affiliated with the Steel entities and are directors, and that Mr. Gibson is the sole officer of the issuer. Alternatively, please revise the Schedule 13E-3 to include these parties as filing persons. For help in making this determination, please review Interpretive Response 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division's Compliance and Disclosure Interpretations. Please advise us by supplementally addressing the factors described in the Interpretive Response, including the continued and significant equity participation, continued management roles, and any involvement in discussions with the issuer concerning the going private transaction.

The Company respectfully submits that Mr. Jack Howard, Mr. Terry Gibson, Steel Partners Holdings, L.P. and Steel Partners II, L.P., while affiliates of the Company, are not “affiliates engaged in the going private transaction…” The decision to engage in the going private transaction in the form of the Reverse/Forward Stock Split was a decision of the Company alone.  The transaction was negotiated and evaluated by a Special Committee of the Company’s Board of Directors, composed of independent directors, using a legal and financial advisor of its choosing.  The Special Committee had full discretion to reject the transaction in the event it was not determined to be fair to the unaffiliated shareholders of the Company.  The transaction does not involve a third party or a change in control, but rather was proposed primarily as a cost cutting measure given the relative lack of benefits the Company realizes as a public reporting company.

Currently, Mr. Jack Howard, Steel Partners Holdings, L.P. and Steel Partners II, L.P. control 49.82% of the outstanding shares of common stock of the Company.  Mr. Gibson, while holding options to purchase shares of common stock of the Company, neither owns any shares nor has any other beneficial interest in such shares.  As contemplated, the transaction will not result in a material change in the percentage holdings of Mr. Jack Howard, Mr. Terry Gibson, Steel Partners Holdings, L.P. and Steel Partners II, L.P. nor result in their collectively controlling 50% or more of the Company’s outstanding shares of common stock. While current management roles will continue after the transaction, there will be no material change in the scope or extent of those roles as a result of the transaction.  Hence, unlike the scenarios described in Interpretative Response 201.05, the Company asserts that the transaction does not require nor justify the conclusion that Mr. Jack Howard, Mr. Terry Gibson, Steel Partners Holdings, L.P. and Steel Partners II, L.P. have “engaged in the transaction” as to require them to be included as filing persons on the Schedule 13E-3.

2.
Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders who will receive cash and to unaffiliated security holders who will continue to hold common stock and an analysis of the material factors upon which he/she relied in reaching such conclusion.  See Item 8 of Schedule 13E-3, Item 1014 of Regulation MA and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Peggy Kim, Esq.
October 8, 2010

The Company respectfully submits that as no additional filing persons are required, as discussed in detail in response to Comment 1 above, no further disclosure is necessary in response to this Comment.

Schedule 14A

3.
We note that the shares of common stock held in "street name" through a "nominee (such as a bank or broker)" will not be affected by the reverse stock split. Please revise to clarify the group of record holders who will be excluded from the reverse stock split. For example, please revise to clarify whether only those who hold shares through a bank or broker will be excluded from the reverse stock split, or specify the other types of nominees to which you refer.

In response to the Staff’s comment, the Company has revised the disclosure throughout the Revised Proxy Statement, where applicable, to clarify that the reverse stock split will be effected at the registered stockholder level such that only record holders holding shares through an account with an institutional custodian such as Cede & Co. or other commercial depository, i.e., customary “street name” brokerage accounts, will be excluded from the reverse stock split.  See pages 1 of 2 of the Notice of Special Meeting and pages 1, 2, 3, 4, 5, 7, 8, 10, 12, 13, 14, 15, 24, 25, 29, 30, 32, 33, 34, 40 and 52 of the Revised Proxy Statement.  Anyone holding less than 500 shares, including nominees, as a registered stockholder will be cashed out in the reverse stock split.

4.
In a number of places you state that shareholders may continue their investment by buying additional shares. Please revise throughout your document to address the difficulty in buying or selling shares given the illiquidity of your common stock.

In response to the Staff’s comment, the Company has revised the disclosure throughout the Revised Proxy Statement. See pages 2, 5, 7, 15, 34 and 39 of the Revised Proxy Statement.

Purpose and Reasons for the Transaction, page 3

5.	Please revise the first bullet point to quantify the incremental cost of your expenses, given that you will continue to incur legal and accounting expenses after the going private transaction.

The Company respectfully submits that the referenced estimate of cost savings is net savings and accounts for the fact that the Company will continue to incur legal and accounting expenses after the going private transaction.  For clarity, the Company as revised this disclosure with a cross-reference to more detailed discussion of how the net cost savings figure was calculated.

6.
We note that you are proposing the reverse stock split in order to reduce the number of record holders. Please discuss the reasons for structuring the reverse stock split so that shares held in "street name" through a nominee, regardless of the number of shares held by the nominee, will not be affected by the reverse stock split.

Peggy Kim, Esq.
October 8, 2010

In response to the Staff’s comment, we refer the Staff to the Company’s response to Comment 3 above and the revisions referenced therein.  In addition, in response to the Staff’s comment, Company has added an additional disclosure in the “Questions and Answers About the Transactions and the Special Meeting” on page 14 and in the “SPECIAL FACTOR - Background of the Transaction” on pages 24 and 25 of the Revised Proxy Statement.

Effects or the Transaction, page 3

7.	Please refer to the last sentence under the first bullet point. Please revise to state whether shareholders will receive audited financial information after the reverse/forward stock split.

In response to the Staff’s comment, the Company has provided the additional disclosure as requested on pages 4, 9, 31 and 37 of the Revised Proxy Statement.

Fairness of the Transaction, page 6

8.
Please revise to state whether the board believes that the going private transaction is fair to each group of unaffiliated shareholders: those unaffiliated shareholders who will receive cash and those unaffiliated shareholders who will continue to hold common stock.

In response to the Staff’s comment, the Company has provided the additional disclosure as requested on page 7 of the Revised Proxy Statement.

Background of the Transaction, page 20

9.
Please revise so that it is clear why the board decided to apply the reverse stock split, only to common shares held by record holders who hold shares in their own name as opposed to those who hold common shares in a bank, broker, or other nominee account.

In response to the Staff’s comment, the Company has provided the additional disclosure as requested on pages 24 and 25 of the Revised Proxy Statement.

Effects of the Transaction, page 26

Effect on Affiliated Stockholders, page 30

10.
We note that it appears that officers and directors will continue as shareholders and will not recognize taxable gain or loss as a result of the transaction. Please revise to describe this effect on affiliates.

In response to the Staff’s comment, the Company has provided the additional disclosure as requested on page 32 of the Revised Proxy Statement.

11.
Please revise to clarify whether affiliates will be able to take advantage of any net operating loss carry forwards and, if so, how this impacted the decision to structure the transaction in this manner.

Peggy Kim, Esq.
October 8, 2010

In response to the Staff’s comment, the Company has provided the additional disclosure as requested on page 32 of the Revised Proxy Statement.

Substantive Fairness, page 32

Equal Treatment of Affiliated and Unaffiliated Holders of Our Shares, page 33

12.
In an appropriate section, please address the fact that affiliates will continue to own common stock after the reverse/forward stock split, and that not all record holders are subject to the reverse stock split.

In response to the Staff’s comment, the Company has provided the additional disclosure as requested on page 36 of the Revised Proxy Statement.

Valuation Analysis of Financial Advisor, page 37

13.
For each method of analysis in the valuation analysis, please revise to provide additional disclosure about the underlying data used to calculate the values in each analysis. For example, it may be helpful for security holders to understand whether there were high, low, average or median values calculated. We note that you have included some of this information.  Please include comparable information for the issuer if the financial advisor considered this information. It may be useful if this additional information is disclosed in tabular format. In addition, please revise to discuss why particular multiples or discount rates were used in each analysis. Please also revise to summarize the results of each method of analysis and describe how the results support the determination that the consideration is fair to unaffiliated shareholders.

In response to the Staff’s comment, the Company has provided the additional disclosure as requested on pages 43 through 45 of the Revised Proxy Statement.

The Company supplementally advises the Staff that multiples or discount rates were not used in Cassel Salpeter & Co.’s analysis.  Rather, Cassel Salpeter & Co.’s analyses were a comparison of premiums and discounts observed in transactions or publicly traded shell companies that were comparable to the Company.  The disclosure provided on pages 43 through 45 of the Revised Proxy Statement, as revised in response to the Staff’s comment, clarifies those analyses.

The Company supplementally advises the Staff that Cassel Salpeter & Co. was not retained to determine the fairness of Consideration Price, but rather to establish an implied equity valuation range for the Company’s common stock which the Special Committee and Board used to determine the Consideration Price.  The disclosure on page 40 of the Revised Proxy Statement, as revised in response to the Staff’s comment, clarifies how the Special Committee and Board used the analyses of Cassel Salpeter & Co. to determine that the Consideration Price was fair to unaffiliated stockholders

Peggy Kim, Esq.
October 8, 2010

14.	Please describe each of the comparable companies or transactions considered by the financia1 advisor and describe why any company or transaction was excluded from the relevant analysis.

In response to the Staff’s comment, the Company has provided the additional disclosure as requested on page 45 of the Revised Proxy Statement.

Prospective Financial Information, page 41

15.	Please revise to include a summary of the financial forecasts or estimates considered by the financial advisor.

The Company respectfully submits that no financial forecasts or estimates were considered by Cassel Salpeter & Co. as such financial forecasts or estimates are not materially significant given that the Company has no operating business or revenues.  The Company sole source of income is interest.

Information about the Company, page 48

Market Information, page 48

16.	In the table of recent bid quotations, please revise to include stock price information for each month since the end of the second quarter of 2010.

In response to the Staff’s comment, the Company has provided the additional disclosure as requested on page 53 of the Revised Proxy Statement.

Security Ownership or Certain Beneficial Owners, page 50

17.	Please update this information as of a more recent date and include ownership information after the Reverse/Forward Stock Split.

In response to the Staff’s comment, the Company has provided the additional disclosure as requested on page 55 of the Revised Proxy Statement.

18.	Please revise the table if either of Messrs. Gibson or Howard has or shares beneficial ownership over the shares held by either of Steel Partners Holdings or Steel Partners II. Refer to Rule 13d-3(a).

The Company respectfully submits that neither Mr. Gibson nor Mr. Howard have or share beneficial ownership over the shares held by either Steel Partners Holdings or Steel Partners II as they have neither voting nor investment power over the shares.

Form of Proxy Card

19.	Please revise the proxy card to indicate that it is a "preliminary" copy. Refer to Rule 14a-6(e)(1).

In response to the Staff’s comment, the form of proxy card has been revised.

Peggy Kim, Esq.
October 8, 2010

20.	Please revise to indicate whether the proxy is being solicited en behalf of the issuer's board of directors. Refer to Rule 14a-4(a)(1).

In response to the Staff’s comment, the form of proxy card has been revised.

21.
Please revise the boxes so that shareholders are afforded an opportunity to specify a choice between approval or disapproval of, or abstention with respect to each separate matter. Refer to Rule 14a-4(b)(1).

In response to the Staff’s comment, the form of proxy card has been revised.

22.	Please revise the proxy card to disclose whether one proposal is conditioned on approval of the other. Refer to Rule 14a-4(a)(3).

In response to the Staff’s comment, the form of proxy card has been revised.

* * * * * * * *

Enclosed with this letter is a written statement from the Company acknowledging its responsibilities with respect to the disclosure in its filings.

Please fax any additional comment letters concerning the Revised Proxy Statement or Amended Schedule 13E-3 to (415) 788-6929 and direct any future questions or comments concerning the Revised Proxy Statement and Amended Schedule 13E-3 or this response letter to either the undersigned or Andrew H. Pontious of this office, both at (415) 788-4646.

Very truly yours,

/s/Andrew H. Pontious

Andrew H. Pontious

October 8, 2010

VIA EDGAR AND OVERNIGHT COURIER
Peggy Kim, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	CoSine Communications, Inc.
Schedule 13E-3 filed September 3, 2010 (File No. 5-60229)
Schedule 14A filed September 3, 2010 (File No. 0-30715)

Dear Ms. Kim:

In connection with responding to comments raised by the staff of the Division of Corporation Finance’s Office of Mergers and Acquisitions (the “Staff”) by letter dated September 30, 2010, with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A and Rule 13e-3 Transaction Statement on Schedule 13E-3, CoSine Communications, Inc. (the “Company”) acknowledges its understanding that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (408) 399-6494.

COSINE COMMUNICATIONS, INC.

By:	/s/Terry R. Gibson
Name: Terry R. Gibson
Title: President and Chief Executive Officer